EXHIBIT 1

[DESC LOGO]
For Immediate Release

Contacts:
--------

IN MEXICO CITY                                          IN NEW YORK CITY
--------------                                          ----------------
Arturo D'Acosta Ruiz                                       Blanca Hirani
Alejandro de la Barreda                                Melanie Carpenter
Tel: (525) 261-8037                                  Tel: (212) 406-3690
abarredag@mail.desc.com.mx                             desc@i-advize.com


                           DESC ANNOUNCES CREATION OF
                               EXECUTIVE COMMITTEE

Mexico City, January 18, 2001 - DESC, S.A. DE C.V., (BMV: DESC; NYSE: DES) today announced that as of the second quarter of 2001, the Company will create a new Executive Committee, which will report directly to the Board of Directors. The Committee was created in response to changes in both the economic environment and the Company. Its objective is to facilitate the decision-making and the management of Desc, which faces important challenges in increasing its profitability as well as in the detailed analysis of its portfolio of businesses.

This Committee, which will include Mr. Fernando Senderos Mestre as President and Dr. Luis Tellez Kuenzler as Vice President of Desc, will be incorporated beginning March 2001.

The various corporate areas will report directly to Luis Tellez, while each sector will report to the Executive Committee.

Dr. Luis Tellez is an economist from ITAM (Instituto Tecnologico Autonomo de Mexico), and obtained his doctorate in economy from MIT, Massachusetts Institute of Technology. He formerly served as Minister of Energy from October 1997 to December 1, 2000 and served as Chief of Office for the Presidency of Mexico.

At the same time, Mr. Ernesto Vega Velasco, founding partner and President of Desc, will retire after 30 years of service to the Company. Mr. Fernando Senderos has asked Mr. Vega to remain as advisor to the Board of Directors and will also remain as Secretary to Desc's Board of Directors and of the Evaluation and Compensation as well as Auditing committees.

Mr. Fernando Senderos stated, "Ernesto Vega's contribution to Desc has been vital to making the Company a world-class conglomerate, and we wish him much success in his future projects. The creation of the Executive Committee will allow us to face the new millennium by consolidating the Company as an important player in the international markets."

DESC, S.A. DE C.V. is a leading Mexican industrial group. Via its subsidiaries, Desc is a leader in the auto parts, chemical, food and real estate sectors.


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